UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATION FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

LUCITE INTERNATIONAL FINANCE PLC

(Name of Applicant)

Queens Gate, 15-17 Queens Terrace
Southampton, SO14 3BP
United Kingdom
(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount

10 ¼% Senior Notes due 2010, Series B	€200,000,000

Approximate date of proposed exchange offer:
As soon as practicable following the qualification of the indenture covered hereby under the Trust Indenture Act of 1939, as amended.

Name and address of agent for service:

Robert Dunkley
General Counsel, Lucite International Finance plc
Queens Gate, 15-17 Queens Terrace
Southampton, SO14 3BP, United Kingdom
+44(0) 1254-874389

With a copy to:
Walter A. Looney Jr.
Simpson Thacher & Bartlett LLP
CityPoint, One Ropemaker Street
London EC2Y 9HU, United Kingdom
+44-023-8024-8150

The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supercede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicant.

GENERAL
Item 1. General Information
Item 2. Securities Act Exemption Applicable
AFFILIATIONS
Item 3. Affiliates
MANAGEMENT AND CONTROL
Item 4. Directors and Executive Officers
Item 5. Principal Owners of Voting Securities
UNDERWRITERS
Item 6. Underwriters
Item 7. Capitalization
INDENTURE SECURITIES
Item 8. Analysis of Indenture Provisions.
Item 9. Other Obligors
SIGNATURE
T-1 INCLUDING EXHIBIT 7
T-3A MEMORANDUM AND ARTICLES OF ASSOCIATION
T-3C INDENTURE
T-3E EXCHANGE OFFERING DOCUMENTS

GENERAL

Item 1.      General Information

(a) Form of Organization. The Applicant, Lucite International Finance plc, is a public limited company.

(b) State or other sovereign power under the laws of which organized. The Applicant is incorporated and registered in England and Wales.

Item 2.      Securities Act Exemption Applicable

The Applicant is making an Exchange Offer in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(9) thereof.

The Applicant is making the Exchange Offer upon the terms and conditions set forth in an Offering Memorandum, dated September 1, 2003, pursuant to which the Applicant proposes to issue up to €200,000,000 principal amount of its 10 ¼% Senior Notes due 2010, Series B (the “New Notes”) under an indenture to be qualified hereunder, in exchange for up to €200,000,000 principal amount of its 10 ¼% Senior Notes due 2010 (the “Existing Notes”). Pursuant to the Exchange Offer, a holder of Existing Notes will receive, in exchange for each €1,000 principal amount of Existing Notes, €1,000 principal amount of New Notes plus a cash payment of €2.50. Lucite International Group Holdings Limited, the Applicant’s parent, and its subsidiaries Lucite International Investment Limited, Lucite International Holdings Limited and Lucite International Holdco Limited are guarantors of the Existing Notes and will guarantee the New Notes. The Existing Notes were initially issued and sold in May 2000 in transactions not subject to the registration requirements of the Securities Act, and in November 2000 substantially all of the Existing Notes of that series were exchanged for Existing Notes of another series in an exchange offer that was registered under the Securities Act.

Subsequent to the issuance of the Existing Notes, the Council of Economic and Finance Ministers of the European Union adopted a Directive regarding the taxation of savings income, with a proposed retroactive effective date of March 1, 2002. As a result of that Directive, debt securities of the Applicant issued before March 1, 2002, receive a different tax treatment from, and consequently will not trade on a fungible basis with, debt securities of the Applicant that are otherwise similar but that are issued after March 1, 2002. The purpose of the Exchange Offer is to substitute New Notes (that can trade fungibly with other notes issued after March 1, 2002) for notes issued before that date.

In June 2003, the Applicant issued and sold €50,000,000 of its 10 ¼% Senior Notes due 2010, Series A, for cash in an offshore transaction, to persons all of whom were not U.S. persons, pursuant to Rule 903 of Regulation S under the Securities Act. Merrill Lynch International and Deutsche Bank AG were the initial purchasers of the Series A Notes. The Exchange Offer will not be made to holders of the Series A Notes. The Series A Notes and any New Notes that are issued in the Exchange Offer, however, are expected to trade on a fungible basis.

     The Exchange Offer is expected to be made in August 2003. The Applicant hereby certifies that no sale of the New Notes will be made by the Applicant or through an underwriter at or about the same time as the Exchange Offer. The Applicant has not paid or given, and will not pay or give, any commission or other remuneration to any broker, dealer, salesman, or other person for soliciting tenders of Existing Notes.

AFFILIATIONS

Item 3.      Affiliates

(a) Organization Structure. The Applicant, Lucite International Finance plc, is an indirect wholly owned subsidiary of Lucite International Group Holdings Limited, a guarantor of the New Notes, and Lucite International Limited (UK). This information shows the Applicant’s position in relation to the other subsidiaries.

(a)	Charterhouse owns 78% of the common stock and 97% of the preferred stock of Lucite International Limited.

(b)	Guarantor of the New Notes. Lucite International Group Holdings Limited and Lucite International Investment Limited will guarantee the New Notes on a senior basis and Lucite International Holdings Limited and Lucite International HoldCo Limited will guarantee the New Notes on a subordinated basis.

(b) Subsidiaries of Lucite International Finance plc’s Parent Company, Lucite International Group Holdings Limited. Below is a list of principal subsidiary companies included in the consolidated financial statements of Lucite International Group Holdings Limited at December 31, 2002. The list includes their country of incorporation or registration and Lucite International Group Holdings Limited’s percentage holding. (Please note that the following list reflects the subsidiaries of Lucite International Group Holdings Limited, rather than the Applicant. The Applicant has no subsidiaries.)

Name	Percentage Ownership

Lucite International Investment Limited (UK)	100
Lucite International Holdings Limited (UK)	100
Lucite International Finance PLC (UK)	100
Lucite International Dutch Overseas Holdco BV (Netherlands)	100
Thai Poly Acrylic PLC (Thailand)	59
Lucite International Japan Limited (Japan)	100
Lucite International Finco Limited (UK)	100
Lucite International France SAS (France)	100
Lucite International Netherlands BV (Netherlands)	100
Lucite International Holland BV (Netherlands)	100
Lucite International UK Limited (UK)	100
Lucite International, Inc. (USA)	100
Lucite International Mexico SA de C.V. (Mexico)	100
Lucite International Holdco Limited (UK)	100
Lucite International Canada, Inc. (Canada)	100
Lucite International Trading Limited (UK)	100
Lucite International UK Overseas Holdco1 Limited (UK)	100
Lucite International Partnership Holdings Inc (USA)	100
Lucite International Holdco Inc (USA)	100

Lucite International Partnerco1 Limited (UK)	100
Lucite International Partnerco2 Limited (UK)	100
Lucite International Speciality Polymers and Resins Limited (UK)	100
Lucite International South Africa (Pty) Limited (South Africa)	100
Lucite International Asia Pacific Pte Limited (Singapore)	100
Kaohsiung Monomer Company (Taiwan)	60
Lucite International Alpha BV (Netherlands)	100
Perspex Distribution Limited (UK)	100

MANAGEMENT AND CONTROL

Item 4.      Directors and Executive Officers

The following table sets forth the names of and offices held by all current directors and executive officers of the Applicant. The address for each person listed below is: Queens Gate, 15-17 Queens Terrace Southampton, SO14 3BP, United Kingdom.

Annie Sophia Veerman Andrew Paul Henderson Ian Robin Lambert Neil Sayers	Chief Finance Officer, Director, Secretary Director Director Director

Item 5.      Principal Owners of Voting Securities

The Applicant, Lucite International Finance plc, is a wholly owned subsidiary of Lucite International Holdings Limited (UK). Lucite International Holdings Limited (UK) is a wholly owned subsidiary of Lucite International Investment Limited (UK). Lucite International Investment Limited (UK) is a wholly owned subsidiary of Lucite International Group Holdings Limited (UK).

The following table sets forth certain information as of June 30, 2003, as to each person owning 10% or more of the voting securities of Lucite International Limited.

			Percentage of
Name and Complete			Voting Securities
Mailing Address	Title of Class Owned	Amount Owned	Owned

Charterhouse Development Capital Limited 85 Watling Street London, EC4M 9BX.	Ordinary (par value – 1 pence)	7,794,091	78%

UNDERWRITERS

Item 6.      Underwriters

None

CAPITAL SECURITIES

Item 7.      Capitalization

(a) The following table sets forth information with respect to each authorized class of securities of Lucite International Finance plc as of June 30, 2003.

Title of Class	Amount Authorized	Amount Outstanding

Ordinary (100 pence par value)	50,000 shares	50,000 shares
10¼% Senior Notes due 2010, Series A (Indenture dated May 4, 2000 with The Bank of New York, as trustee) – Existing Notes	€250,000,000	€83,000
10¼% Senior Notes due 2010, Series B (Indenture dated May 4, 2000 with The Bank of New York, as trustee) – Existing Notes	€250,000,000	€199,917,000

Title of Class	Amount Authorized	Amount Outstanding

10¼% Senior Notes due 2010, Series A (Indenture dated June 25, 2003, with The Bank of New York, as trustee)	unlimited	€50,000,000
New Notes (Indenture dated June 25, 2003, with The Bank of New York, as trustee)	unlimited	€0*

*	Up to €200,000,000 will be issued in exchange for Existing Notes.

(b) Each of the ordinary shares of the Applicant is entitled to one vote on each matter submitted to a vote at all meetings of the Applicant’s shareholders.

INDENTURE SECURITIES

Item 8.	Analysis of Indenture Provisions. For cross-references to other sections in the Indenture, see the attached Indenture at Exhibit T3C. The pertinent sections of the Indenture are provided in parentheses at the end of each section.

(a) Definition of what shall constitute a default under the Indenture, and the withholding of notice to the indenture security holders of any such default.

Events of Default under the Indenture occur if:

(1) there is a default in the payment of any interest or additional amounts, if any, on any Securities when it becomes due and payable, and such default shall continue for a period of 30 days;

(2) there is a default in the payment of the principal of (or premium, if any, on) any Security at its Maturity (upon acceleration, optional or mandatory redemption, if any, required repurchase or otherwise);

(3) (i) there is a default in the performance, or breach, of any covenant or agreement of the Issuer or any Guarantor under the Indenture or any Guarantee (other than a default in the performance, or breach, of a covenant or agreement which is specifically dealt with in clause (1), (2) or in clause (ii), (iii) or (iv) of this clause (3)) and such default or breach continues for period of 30 days after

*	Up to €200,000,000 will be issued in exchange for Existing Notes.

written notice has been given, by certified mail, (x) to the Issuer and the Company by the Trustee or (y) to the Issuer, the Company and the Trustee by the Holders of the aggregate principal amount of Securities that, when taken together with the aggregate principal amount of Existing Securities held by holders of such Existing Securities giving written notice under the corresponding provision of the 2000 Indenture, shall be at least 25% in aggregate principal amount of the Securities and the Existing Securities then outstanding, taken together as a single class;

(ii) there is a default in the performance or breach of the provisions of Article Eight of the Indenture having to do with Consolidation, Merger and Sale of Assets;

(iii) the Issuer and the Company shall have failed to make or consummate an Offer in accordance with the provisions of Section 1012 (Limitation on Sale of Assets); or (iv) the Issuer and the Company shall have failed to make or consummate a Change of Control Offer in accordance with the provisions of Section 1014 (Purchase of Securities Upon Change of Control);

(4) (i) any default in the payment of the principal, premium, if any, or interest on any Indebtedness shall have occurred under any of the agreements, indentures or instruments under which the Issuer, any Guarantor or any Significant Restricted Subsidiary then has outstanding Indebtedness in excess of £10,000,000 when the same shall become due and payable in full and such default shall have continued after any applicable grace period and shall not have been cured or waived and, if not already matured at its final maturity in accordance with its terms, the holder of such Indebtedness shall have the right to accelerate such Indebtedness or (ii) an event of default as defined in any of the agreements, indentures or instruments described in clause (i) of this clause (d) shall have occurred and the Indebtedness thereunder, if not already matured at its final maturity in accordance with its terms, shall have been accelerated;

(5) any Guarantee shall for any reason cease to be, or shall for any reason be asserted in writing by any Guarantor or the Issuer not to be, in full force and effect and enforceable in accordance with its terms, except to the extent contemplated by this Indenture and any such Guarantee;

(6) one or more judgments, orders or decrees of any court or regulatory or administrative agency for the payment of money in excess of £10,000,000, either individually or in the aggregate, shall be rendered against the Issuer, any Guarantor or any Significant Restricted Subsidiary or any of their respective properties and shall not be discharged and there shall have been a period of 30 consecutive days during which a stay of enforcement of such judgment or order, by reason of an appeal or otherwise, shall not be in effect;

(7) any holder or holders of at least £10,000,000 in aggregate principal amount of Indebtedness of the Issuer, any Guarantor or any Significant Restricted Subsidiary after a default under such Indebtedness shall notify the Trustee of the intended sale or disposition of any assets of the Issuer, any Guarantor or any Significant Restricted Subsidiary that have been pledged to or for the benefit of such holder or holders to secure such Indebtedness or shall commence proceedings, or take any action (including by way of set-off, distress, execution or other similar process, including the appointment of a receiver, administrative receiver, manager or similar officer), to retain in satisfaction of such Indebtedness or to collect on, seize, dispose of or apply in satisfaction of Indebtedness, assets of the Issuer, any Guarantor or any Significant Restricted Subsidiary (including funds on deposit or held pursuant to lock-box and other similar arrangements);

(8) there shall have been the entry by a court of competent jurisdiction of (i) a decree or order for relief in respect of the Issuer, any Guarantor or any Significant Restricted Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or (ii) a decree or order adjudging the Issuer, any Guarantor or any Significant Restricted Subsidiary bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of the Issuer, any Guarantor or any Significant Restricted Subsidiary under any applicable law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Issuer, any Guarantor or any Significant Restricted Subsidiary or of any substantial part of their respective properties or ordering the winding up or liquidation of their affairs, and any such decree or order or appointment pursuant to any Bankruptcy Law for relief shall continue to be in effect, or any such other decree or order shall be unstayed and in effect for a period of 30 consecutive days; or

(9) (i) the Issuer, any Guarantor or any Significant Restricted Subsidiary commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent, (ii) the Issuer, any Guarantor or any Significant Restricted Subsidiary consents to the entry of a decree or order for relief in respect of the Issuer, such Guarantor or such Significant Restricted Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it, (iii) the Issuer, any Guarantor or any Significant Restricted Subsidiary files a petition, application, answer or consent seeking reorganization or relief under any applicable Bankruptcy Law, (iv) the Issuer, any Guarantor or any Significant Restricted Subsidiary (1) consents to the filing of such petition or the appointment of, or taking possession by, a custodian, receiver, liquidator, administrator, supervisor, assignee, trustee, sequestrator or similar official of the Issuer, any Guarantor or such Significant Restricted Subsidiary or of any substantial part of their respective properties, (2) makes an assignment for the benefit of creditors or (3) admits in writing its inability to pay its debts generally as they become due or (v) the Issuer, any Guarantor or any Significant Restricted Subsidiary takes any corporate action in furtherance of any such actions in this paragraph (9).

Within 30 days after a Responsible Officer of the Trustee receives written notice of the occurrence of any Default, the Trustee is required to give notice, to all Holders (and any other Persons entitled to receive reports pursuant to Section 313(c) of the Trust Indenture Act) of such Default hereunder actually known to a Responsible Officer of the Trustee, unless such Default shall have been cured or waived; provided, however, that, except in the case of a Default in the payment of the principal of, premium, if any, any Additional Amounts or interest on any Security, the Trustee shall be protected in withholding such notice if and so long as a trust committee of Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders. (Section 501)

(b) The authentication and delivery of the indenture securities and the application of the proceeds thereof.

The Securities shall be signed on behalf of the Issuer by any two officers of the Issuer. The signatures of any of these officers on the Securities may be manual or facsimile and may be imprinted or otherwise reproduced on the Securities.

Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Issuer shall bind the Issuer, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

At any time and from time to time after the execution and delivery of this Indenture, the Issuer may deliver Securities executed by the Issuer to the Trustee (with or without Guarantees endorsed thereon) for authentication, together with an Issuer Order for the authentication and delivery of such Securities; and the Trustee in accordance with such Issuer Order shall authenticate and make available for delivery such Securities as provided in this Indenture and not otherwise.

Each Security shall be dated the date of its authentication.

No Security or Guarantee endorsed thereon shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein duly executed by the Trustee by manual signature of an authorized officer, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder and is entitled to the benefits of this Indenture.

In case the Issuer or any Guarantor, pursuant to Article Eight of the Indenture (Consolidation, Merger and Sale of Assets), shall, in a single transaction or through a series of related transactions, be consolidated or merged with or into any other Person or shall sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person, and the successor Person resulting from such consolidation or surviving such merger, or into which the Issuer or such Guarantor shall have been merged, or the successor Person which shall have participated in the sale, assignment, conveyance, transfer, lease or other disposition as aforesaid, shall have executed an indenture supplemental hereto with the Trustee pursuant to Article Eight of the Indenture (Consolidation, Merger and Sale of Assets), any of the Securities authenticated or delivered prior to such consolidation, merger, sale, assignment, conveyance, transfer, lease or other disposition may, from time to time, at the request of the successor Person, be exchanged for other Securities executed in the name of the successor Person with such changes in phraseology and form as may be appropriate, but otherwise in substance of like tenor as the Securities surrendered for such exchange and of like principal amount; and the Trustee, upon Issuer Request of the successor Person, shall authenticate and deliver Securities as specified in such request for the purpose of such exchange. If Securities shall at any time be authenticated and delivered in any new name of a successor Person pursuant to Section 303 of the Indenture in exchange or substitution for or upon registration of transfer of any Securities, such successor Person, at the option of the Holders but without expense to them, shall provide for the exchange of all Securities at the time Outstanding for Securities authenticated and delivered in such new name.

The Trustee may appoint an authenticating agent acceptable to the Issuer to authenticate Securities on behalf of the Trustee. Unless limited by the terms of such appointment, an authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Security Registrar or Paying Agent to deal with the Issuer and its Affiliates.

Section 303 of the Indenture provides that if an officer whose signature is on a Security no longer holds that office at the time the Trustee authenticates such Security such Security shall be valid nevertheless.

No provisions are contained in the Indenture with respect to the application of proceeds of the New Notes.

(c) The release or the release and substitution of any property subject to the lien of the Indenture.

Not applicable. There is no lien created pursuant to the Indenture; accordingly, no provisions are contained in the Indenture with respect to the release or the release and substitution of any property subject to the lien of the Indenture.

(d) The satisfaction and discharge of the Indenture.

The Indenture shall be discharged and shall cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Securities as expressly provided for herein) as to all Outstanding Securities thereunder, and the Trustee, upon Issuer Request and at the expense of the Issuer, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when (a) either (1) all the Securities theretofore authenticated and delivered (other than (i) lost, stolen or destroyed Securities which have been replaced or paid as provided in Section 308 or (ii) all Securities whose payment has theretofore been deposited in trust or segregated and held in trust by the Issuer or the Company and thereafter repaid to the Issuer or the Company or discharged from such trust as provided in Section 1003) have been delivered to the Trustee for cancellation; or (2) all such Securities not theretofore delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company and the Issuer; and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust an amount in Euro or European Government Obligations sufficient to pay and discharge the entire Indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, including the principal of, premium, if any, any Additional Amounts and accrued interest on, such Securities at such Maturity, Stated Maturity or Redemption Date; (b) the Issuer or any Guarantor has paid or caused to be paid all other sums payable hereunder by the Issuer and any Guarantor; and (c) the Issuer or the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Independent Counsel, in form and substance reasonably satisfactory to the Trustee, each stating that (i) all conditions precedent herein relating to the satisfaction and discharge hereof have been complied with and (ii) such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, this Indenture or any other material agreement or instrument to which the Issuer, any Guarantor or any Subsidiary is a party or by which the Issuer, any Guarantor or any Subsidiary is bound.

Notwithstanding the satisfaction and discharge hereof, the obligations of the Issuer to the Trustee under Section 607 (Compensation and Indemnification of Trustee and Its Prior Claim) and, if Euro or European Government Obligations shall have been deposited with the Trustee pursuant to subclause (2) of subsection (a) of Section 1301, the obligations of the Trustee under Section 1302 (Application of Trust Money) and the last paragraph of Section 1003 (Money for Security Payments to Be Held in Trust) shall survive such satisfaction and discharge. (Section 1301)

(e) The evidence required to be furnished by the Issuer to the Trustee as to compliance with the conditions and covenants provided in the Indenture.

Upon any application or request by the Issuer to the Trustee to take any action under any provision of this Indenture, the Issuer and any Guarantor (if applicable) and any other obligor on the Securities (if applicable) shall furnish to the Trustee an Officers’ Certificate in a form and substance reasonably acceptable to the Trustee stating that all conditions precedent, if any, provided for in this Indenture (including any covenant compliance with which constitutes a condition precedent) relating to the proposed action have been complied with, and an Opinion of Counsel in a form and substance reasonably acceptable to the Trustee stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that, in the case of any such application or request as to which the furnishing of such certificates or opinions is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

Every certificate or Opinion of Counsel with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(a) a statement that each individual signing such certificate or individual or firm signing such opinion has read and understands such covenant or condition and the definitions herein relating thereto;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of each such individual or such firm, he or it has made such examination or investigation as is necessary to enable him or it to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether, in the opinion of each such individual or such firm, such condition or covenant has been complied with. (Section 103)

Item 9.      Other Obligors

Lucite International Group Holdings Limited and its subsidiary Lucite International Investment Limited will guarantee the New Notes on a senior basis and two of their subsidiaries, Lucite International Holdings Limited and Lucite International Holdco Limited, will guarantee the New Notes on a subordinated basis.

Contents of Application for Qualification. This application for qualification comprises:

(a)	Pages numbered 1 to 16, consecutively;

(b)	The statement of eligibility and qualification of the Trustee under the indenture to be qualified (Form T-1);

(c)	The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit T3A:	A copy of the Memorandum and Articles of the Applicant as now in effect.

Exhibit T3B:	Not Applicable.

Exhibit T3C:	A copy of the Indenture to be qualified plus table of contents showing the articles, sections and subsections, together with the subject matter thereof and the pages on which they appear.

Exhibit T3D:	Not Applicable.

Exhibit T3E:	A copy of the exchange offer documents and other written communications which are to be sent or given to security holders in connection with the issuance or distribution of the indenture securities.

Exhibit T3F:	A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act is contained in Exhibit T3C.

SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Lucite International Finance plc, a corporation organized and existing under the laws of England and Wales, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Southhampton, United Kingdom, on the 6th day of August, 2003.

LUCITE INTERNATIONAL FINANCE PLC

By	/s/ Annie Sophia Veerman

Annie Sophia Veerman Chief Financial Officer